FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 27, 2011

Commission File Number	001-31335
.
AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the  jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled,” AUO Reports 2Q2011 Financial Results”, dated July 27, 2011.
2.	Investor Conference Materials entitled, “AU Optronics Corp. Second Quarter 2011 Results”, dated July 27, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: July 27, 2011	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Corp. Reports 2Q2011 Financial Results

Issued by: AU Optronics Corp.
Issued on: July 27, 2011

Hsinchu, Taiwan, July 27, 2011 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today held its investors conference and announced its unaudited results for the second quarter of 2011(1).

AUO posted consolidated revenue of NT$98,050 million (US$3,406 million) (2), up 5.2% from the previous quarter. Gross profit was at -NT$2,482 million (-US$86 million), with the gross margin of -2.5%. Operating loss was at NT$9,120 million (US$317 million), with the operating margin of -9.3%. AUO’s net loss for the second quarter was at NT$10,766 million (US$374 million). Net loss attributable to equity holders of the parent company was NT$10,801 million (US$375 million), with basic EPS of -NT$1.22 per common share (-US$0.42 per ADR).

2Q2011 Result Highlights

AUO’s unaudited consolidated results for the second quarter of 2011 were highlighted as below:

•	Revenue of NT$98,050 million, up 5.2% quarter-over-quarter

•	Net loss of NT$10,766 million

•	Basic EPS of -NT$1.22 per common share

•	Gross margin of -2.5%

•	Operating margin of -9.3%

•	EBITDA (3) margin of 13.6%

In the second quarter of 2011, shipments for AUO's large-sized panels exceeded 29.6 million units, up 4.3% quarter-over-quarter, and shipments of small and medium-sized panels reached around 45.5 million units, up 4.6% quarter-over-quarter.

“In the second quarter of 2011, owing to macro uncertainties and customers' inventory adjustments, which impacted the order momentum, AUO’s revenue growth and panel pricing trend were weaker than expected. Consequently, our second quarter revenue grew at merely 5.2% quarter-over-quarter. However, our management team has timely adjusted our capacity allocation and prioritized orders with higher profitability. As a result, our EBITDA margin improved to 13.6% and our net debt-to-equity ratio remained stable at 44.9% in the second quarter,” said Mr. Andy Yang, Chief Financial Officer of AUO.

Looking into the third quarter of 2011, with ongoing macroeconomic concerns, AUO will strictly control its inventory level and revise down its annual capital expenditures. Despite of the capital expenditure cut, AUO will maintain its investments in advanced technology and higher-value products, in order to achieve higher asset turnover ratios and to enhance the Company’s long-term competitiveness. Meanwhile, AUO will focus on the profitability and continue to optimize its product portfolios, including the development of 3D technologies applying on TV and notebook products and other high value-added products, such as tablet PCs, smartphones, and high-end car displays, aiming that the increasing portion of the high value products would gradually create positive impacts on the Company’s operations.

(1) All financial information was unaudited and was prepared by the Company in accordance with generally accepted accounting principles in Taiwan (“ROC GAAP”)
(2) Amounts converted by an exchange rate of NTD28.79:USD1 based on Federal Reserve Bank of New York, USA as of June 30, 2011.
(3) EBITDA=Operating Income +D&A, that is, operating income before depreciation and amortization.

#                      #                      #

ABOUT AU OPTRONICS
AU Optronics Corp. (AUO) is a global leader of thin film transistor liquid crystal display panels (TFT-LCD). AUO is able to provide customers with a full range of panel sizes and comprehensive applications, offering TFT-LCD panels in sizes ranging from 1.2 inches to greater than 71 inches. AUO generated NT$467.2 billion in sales revenue in 2010 (US$16 billion) with global operations in Taiwan, Mainland China, Japan, Singapore, South Korea, the U.S., and Europe. Additionally, AUO is the first pure TFT-LCD manufacturer to be successfully listed at the New York Stock Exchange (NYSE). AUO extended its market to the green energy industry in late 2008. The Display and Solar businesses were established respectively as the Company’s two core businesses in October, 2010. For more information, please visit AUO.com.

* 2010 year end revenue converted at an exchange rate of NTD29.14:USD1.

Safe Harbour Notice
AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on May 3rd, 2011.

For more information, please contact:
Freda Lee	Yawen Hsiao
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp.	AU Optronics Corp.
Tel: +886-3-5008800 ext 3206	+886-3-5008800 ext 3211
Fax: +886-3-5772730	+886-3-5772730
Email: freda.lee@auo.com	yawen.hsiao@auo.com

                                                                          Item 2

                             [AUO GRAPHIC OMITTED]

                               AU Optronics Corp.
                Second Quarter 2011 Results Investor Conference

                               [GRAPHIC OMITTED]

                                 July 27, 2011

                                                AUO Proprietary and Confidential

                               [GRAPHIC OMITTED]

Safe Harbor Notice
[]   The statements included in this presentation that are not historical in nature are "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United
     States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics' future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics' current expectations.

[]   Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

[]   In addition, any financial information contained herewithin is presented in conformity with accounting principles generally accepted in the Republic of
     China ("ROC GAAP"). Readers should be cautioned that these accounting principles differ in many material respects from accounting principles generally accepted in the United States of America ("US GAAP").

[]   Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

[]   Additional information as to these and other factors that may cause actual results to differ materially from AU Optronics' forward-looking statements or some of the major differences between ROC GAAP and US GAAP can be found in AU Optronics' Annual Report on Form 20-F with respect to the year ended
     December, 2010 filed with the United States Securities and Exchange
     Commission.

                                                               [GRAPHIC OMITTED]

                                  Consolidated Income Statement

Amount : NT$ Million Except Per Share Data
------------------------------------- -----------------------------------------------------
                                 2Q'11             1Q'11         QoQ %        2Q'10
                            ------------------ ----------------- ------- ---------- -------
Net Sales                     98,050   100.0%   93,230   100.0%     5.2%  128,586   100.0%
Cost of Goods Sold          (100,531) (102.5%) (99,500) (106.7%)    1.0% (108,262)  (84.2%)
                            ========= ======== ======== ======== ======= ========== =======
Gross Profit (Loss)          (2,482)   (2.5%)  (6,270)   (6.7%)  (60.4%)  20,324    15.8%
Operating Expenses           (6,638)   (6.8%)  (7,957)   (8.5%)  (16.6%)  (7,110)   (5.5%)
                            ========= ======== ======== ======== ======= ========== =======
Operating Income (Loss)      (9,120)   (9.3%)  (14,227) (15.3%)  (35.9%)  13,215    10.3%
Net Non-operating Expenses   (2,229)   (2.3%)    (364)   (0.4%)   512.8%    (898)   (0.7%)
                            ========= ======== ======== ======== ======= ========== =======
Income(Loss) before Tax     (11,349)  (11.6%)  (14,591) (15.7%)  (22.2%)  12,317     9.6%
                            ========= ======== ======== ======== ======= ========== =======
Net Income (Loss)           (10,766)  (11.0%)  (13,899) (14.9%)  (22.5%)  11,246     8.7%
                            ========= ======== ======== ======== ======= ========== =======
Attributable to:
 Equity holders of the
  parent company            (10,801)  (11.0%)  (13,978) (15.0%)  (22.7%)  10,957      8.5%
 Minority interest               35     0.0%        79    0.1%   (55.6%)     289      0.2%
                            ========= ======== ======== ======== ======= ========== =======
Net Income (Loss)           (10,766)  (11.0%)  (13,899) (14.9%)  (22.5%)  11,246      8.7%
                            ========= ======== ======== ======== ======= ========== =======
Basic EPS (NT$)(a)            (1.22)             (1.58)          (22.7%)    1.24
Operating Income + DandA     13,292    13.6%     8,163    8.8%    62.8%   35,354      27.5%
Unit Shipments (mn)(b)
 Large Size Panels             29.6               28.4             4.3%     29.6
 Small and Medium
  Size Panels                  45.5               43.5             4.6%     55.4

-- Unaudited, prepared by AUO on a consolidated basis

(a)  Basic EPS was calculated based on the total weighted average outstanding shares of each quarter (8,827m shares in 2Q'11, in 1Q'11 and in 2Q'10) by retroactively adjusting to stock dividend and stock bonus

(b)  Large size refers to panels that are 10 inches and above

                                                               [GRAPHIC OMITTED]

                     Consolidated Balance Sheet Highlights

                             2Q'11       1Q'11       QoQ %     2Q'10
                           -------     -------     ------    -------
Cash and ST Investment      87,421      69,563     25.7%      90,264
Inventory                   52,611      49,655      6.0%      53,880
Short Term Debt(a)          37,159      38,294     (3.0%)     47,504
Long Term Debt             164,296     148,342     10.8%     130,376
Equity                     253,723     267,992     (5.3%)    293,005
Total Assets               619,457     612,373      1.2%     645,560

Amount : NT$ Million

Inventory Turnover (Days)(b)    46          43                    43
Debt to Equity               79.4%       69.6%                 60.7%
Net Debt to Equity           44.9%       43.7%                 29.9%

-- Unaudited, prepared by AUO on a consolidated basis

(a)  Short term debt refers to all interest bearing debt maturing within one year
(b)  Calculated by dividing the average inventory into the annualized cost of goods sold during such period, then multiplying by 365 days

                                                               [GRAPHIC OMITTED]

                       Consolidated Cash Flow Highlights

Amount : NT$ Million

                                         2Q'11         1Q'11          QoQ
                                       --------      --------       --------
From Operating Activities                13,552      (11,242)         24,795
  Net Loss                             (10,766)      (13,899)          3,133
  Depreciation and Amortization          22,412       22,389              23
  Net Change in Working Capital           5,647      (19,543)         25,190
===============================        ========      ========       ========
From Investing Activities              (12,132)      (15,350)          3,218
 Capital Expenditure                   (14,959)      (13,845)         (1,114)
===============================        ========      ========       ========
From Financing Activities                16,490        6,970           9,520
  Net Change in Debt                     15,329        6,604           8,724
===============================        ========      ========       ========
Net Change in Cash(a)                  17,859        (19,936)         37,795

Unaudited, prepared by AUO on a consolidated basis

(a)  In addition to cash generated from operating, investing and financing activities, net change in cash also included effect on currency exchange of foreign subsidiaries

                                                               [GRAPHIC OMITTED]

                      Consolidated Revenues by Application

                               [GRAPHIC OMITTED]

-- Unaudited, prepared by AUO on a consolidated basis

                                                               [GRAPHIC OMITTED]

                     Consolidated Shipments and ASP by Area

                               [GRAPHIC OMITTED]

--  Unaudited, prepared by AUO on a consolidated basis
--  ASP per square meter in US$ was translated from NT$ based on average exchange rates announced by Directorate General of Customs, ROC Ministry of
    Finance of each respective quarter

                                                               [GRAPHIC OMITTED]

                      Consolidated Small and Medium Panel
                         Shipments by Area and Revenues

                               [GRAPHIC OMITTED]

--  Unaudited, prepared by AUO on a consolidated basis
--  Small and Medium size refers to panels that are under 10 inches

                                                               [GRAPHIC OMITTED]

                                Capacity by Fab

                6/2011         9/2011(F)
Fab            Capacity        Capacity                    Major Products
--------------------------------------------------------------------------------
L3 (G3.5)        130,000         130,000        Small/Medium          [GRAPHIC
=-------------------------------------------------------------------  OMITTED]
L3 (G3.5)    LTPS 20,000     LTPS 20,000        Small/Medium
--------------------------------------------------------------------  [GRAPHIC
L4 (G4.0)          60,000          60,000       Small/Medium          OMITTED]
--------------------------------------------------------------------
L4 (G4.5)    LTPS 45,000     LTPS 45,000      NB, Small/Medium        [GRAPHIC
--------------------------------------------------------------------  OMITTED]
L5 (G5.0)        310,000         310,000         NB, Monitor
--------------------------------------------------------------------
                                              Monitor, TV, Public     [GRAPHIC
L6 (G6.0)        240,000         240,000         Info Display         OMITTED]
---------------------------------------------------------------------
                                              Monitor, TV, Public     [GRAPHIC
L7 (G7.5)        135,000         135,000         Info Display         OMITTED]
--------------------------------------------------------------------
L8 (G8.5)          60,000          60,000    TV, Public Info Display  [GRAPHIC
                                                                       OMITTED]
--------------------------------------------------------------------------------

                                                               [GRAPHIC OMITTED]

                                [GRAPHIC OMITTED]

                                       10

     AU OPTRONICS CORP.
CONSOLIDATED BALANCE SHEET
June 30, 2011 and 2010
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) ) A

	June 30, 2011			June 30, 2010		YoY
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	3,037	87,421	14.1	90,264	14.0	(2,843)	(3.1)
Notes & Accounts Receivables	2,038	58,684	9.5	76,992	11.9	(18,309)	(23.8)
Other Current Financial Assets	53	1,529	0.2	1,422	0.2	106	7.5
Inventories	1,827	52,611	8.5	53,880	8.3	(1,269)	(2.4)
Other Current Assets	448	12,907	2.1	9,829	1.5	3,077	31.3
Total Current Assets	7,404	213,151	34.4	232,387	36.0	(19,237)	(8.3)

Long-term Investments	634	18,255	2.9	14,832	2.3	3,423	23.1

Fixed Assets	31,070	894,500	144.4	812,829	125.9	81,671	10.0
Less: Accumulated Depreciation	(18,496)	(532,511)	(86.0)	(436,883)	(67.7)	(95,628)	21.9
Net Fixed Assets	12,573	361,989	58.4	375,946	58.2	(13,957)	(3.7)

Other Assets	905	26,062	4.2	22,395	3.5	3,667	16.4
Total Assets	21,516	619,457	100.0	645,560	100.0	(26,104)	(4.0)

LIABILITIES
Short-term Borrowings	40	1,140	0.2	1,098	0.2	42	3.9
Accounts Payable	3,165	91,111	14.7	102,866	15.9	(11,755)	(11.4)
Current Installments of Long-term Borrowings	1,251	36,018	5.8	46,406	7.2	(10,388)	(22.4)
Current Financial Liabilities	9	245	0.0	659	0.1	(413)	(62.7)
Accrued Expense & Other Current Liabilities	1,518	43,693	7.1	41,655	6.5	2,038	4.9
Machinery and Equipment Payable	576	16,594	2.7	18,387	2.8	(1,793)	(9.8)
Total Current Liabilities	6,558	188,801	30.5	211,070	32.7	(22,269)	(10.6)

Long-term Borrowings	4,791	137,936	22.3	123,263	19.1	14,673	11.9
Bonds Payable	916	26,360	4.3	7,112	1.1	19,247	270.6
Non Current Financial Liabilities	24	689	0.1	508	0.1	182	35.8
Other Long-term Liabilities	415	11,947	1.9	10,601	1.6	1,346	12.7
Total Long-term Liabilities	6,146	176,933	28.6	141,485	21.9	35,448	25.1

Total Liabilities	12,704	365,734	59.0	352,555	54.6	13,179	3.7

SHAREHOLDERS' EQUITY
Common Stock	3,066	88,270	14.2	88,270	13.7	0	0.0
Capital Surplus	4,039	116,272	18.8	115,923	18.0	350	0.3
Retained Earnings	1,181	34,013	5.5	73,689	11.4	(39,676)	(53.8)
Cumulative Translation Adjustments	9	262	0.0	1,853	0.3	(1,591)	(85.8)
Unrealized Gain on Financial Products	16	456	0.1	394	0.1	62	15.6
Net loss not recognized as pension cost	(0)	(1)	0.0	0	0.0	(1)
Minority Interest	502	14,449	2.3	12,876	2.0	1,574	12.2
Total Shareholders' Equity	8,813	253,723	41.0	293,005	45.4	(39,283)	(13.4)
Total Liabilities & Shareholders' Equity	21,516	619,457	100.0	645,560	100.0	(26,104)	(4.0)

Note:	(1)	Unaudited, prepared by AUO based on ROC GAAP
(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 28.79 per USD as of June 30, 2011

     AU OPTRONICS CORP.
CONSOLIDATED INCOME STATEMENT
For the Three Months Ended June 30, 2011 and 2010 and March 31, 2011
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison
	2Q 2011		% of	2Q 2010	YoY	2Q 2011		% of	1Q 2011	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %
Net Sales	3,406	98,050	100.0	128,586	(23.7)	3,406	98,050	100.0	93,230	5.2
Cost of Goods Sold	3,492	100,531	102.5	108,262	(7.1)	3,492	100,531	102.5	99,500	1.0
Gross Profit (Loss)	(86)	(2,482)	(2.5)	20,324		(86)	(2,482)	(2.5)	(6,270)	(60.4)

Operating Expenses	231	6,638	6.8	7,110	(6.6)	231	6,638	6.8	7,957	(16.6)
Operating Income (Loss)	(317)	(9,120)	(9.3)	13,215		(317)	(9,120)	(9.3)	(14,227)	(35.9)

Net Non-Operating Expense	(77)	(2,229)	(2.3)	(898)	148.2	(77)	(2,229)	(2.3)	(364)	512.8

Income (Loss) before Income Tax	(394)	(11,349)	(11.6)	12,317		(394)	(11,349)	(11.6)	(14,591)	(22.2)

Income Tax Benefit (Expense)	20	583	0.6	(1,071)		20	583	0.6	692	(15.7)
Net Income (Loss)	(374)	(10,766)	(11.0)	11,246		(374)	(10,766)	(11.0)	(13,899)	(22.5)

Attributable to:
Equity Holders of The Parent Company	(375)	(10,801)	(11.0)	10,957		(375)	(10,801)	(11.0)	(13,978)	(22.7)
Minority Interest	1	35	0.0	289	(87.9)	1	35	0.0	79	(55.6)
Net Income (Loss)	(374)	(10,766)	(11.0)	11,246		(374)	(10,766)	(11.0)	(13,899)	(22.5)

Basic Earnings Per Share	(0.04)	(1.22)		1.24		(0.04)	(1.22)		(1.58)
Basic Earnings Per ADR(3)	(0.42)	(12.24)		12.41		(0.42)	(12.24)		(15.83)
Weighted-Average Shares Outstanding ('M)		8,827		8,827			8,827		8,827

Note:	(1)	Unaudited, prepared by AUO based on ROC GAAP
(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 28.79 per USD as of June 30, 2011 (3) 1 ADR equals 10 common shares

AU OPTRONICS CORP.
CONSOLIDATED STATEMENT OF CASH FLOW
For the Period Ended June 30, 2011 and 2010
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	1H 2011		1H 2010
	USD	NTD	NTD
Cash Flow from Operating Activities:
Net Income (Loss)	(857)	(24,664)	18,520
Depreciation & Amortization	1,556	44,802	44,852
Investment Gain under Equity Method	(10)	(278)	(464)
Changes in Working Capital	(483)	(13,896)	(18,434)
Changes in Others	(127)	(3,654)	302
Net Cash Provided by Operating Activities	80	2,310	44,775

Cash Flow from Investing Activities:
Proceeds from Disposal of AFS Investments	1	20	6
Acquisition of Property, Plant and Equipment	(1,000)	(28,804)	(38,686)
Proceeds from Disposal of Property, Plant and Equipment	1	39	22
Increase in Long-term Investments and AFS Investments	(57)	(1,652)	(295)
Proceeds from Disposal of Long-term Investments and AFS Investments	133	3,840	252
Decrease in Restricted Cash in Banks	0	5	276
Increase in Deferred Assets and Intangible Assets	(26)	(759)	(951)
Increase in Other Assets	(6)	(171)	(18)
Net Cash Used in Investing Activities	(955)	(27,481)	(39,395)

Cash Flow from Financing Activities:
Increase (Decrease) in Short-term Borrowings	(1)	(43)	466
Increase in Guarantee Deposits	31	885	24
Increase (Decrease) in Long-term Borrowings and Bonds Payable	763	21,976	(3,032)
Change in Minority Interest	22	641	3,131
Net Cash Provided by Financing Activities	815	23,459	589

Change in Consolidated Entity	0	0	(794)
Effect of Exchange Rate Changes on Cash	(13)	(365)	(356)
Net Increase (Decrease) in Cash and Cash Equivalents	(72)	(2,077)	4,821
Cash and Cash Equivalents at Beginning of Period	3,109	89,498	85,443
Cash and Cash Equivalents at End of Period	3,037	87,421	90,264

Note:	(1)	Unaudited, prepared by AUO based on ROC GAAP
(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 28.79 per USD as of June 30, 2011

     AU OPTRONICS CORP.
 UNCONSOLIDATED BALANCE SHEET
June 30, 2011 and 2010
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )

	June 30, 2011			June 30, 2010		YoY
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	1,699	48,911	9.1	61,808	10.7	(12,898)	(20.9)
Notes & Accounts Receivables	1,915	55,132	10.3	75,073	12.9	(19,942)	(26.6)
Other Current Financial Assets	45	1,303	0.2	1,324	0.2	(20)	(1.5)
Inventories	1,429	41,153	7.7	44,329	7.6	(3,176)	(7.2)
Other Current Assets	374	10,760	2.0	8,138	1.4	2,622	32.2
Total Current Assets	5,462	157,259	29.4	190,672	32.9	(33,414)	(17.5)

Long-term Investments	2,477	71,308	13.3	62,450	10.8	8,858	14.2

Fixed Assets	25,078	722,008	135.0	677,585	116.9	44,423	6.6
Less: Accumulated Depreciation	(15,231)	(438,507)	(82.0)	(372,171)	(64.2)	(66,336)	17.8
Net Fixed Assets	9,847	283,501	53.0	305,414	52.7	(21,913)	(7.2)

Other Assets	784	22,573	4.2	21,338	3.7	1,235	5.8
Total Assets	18,570	534,640	100.0	579,874	100.0	(45,234)	(7.8)

LIABILITIES
Accounts Payable	3,090	88,951	16.6	102,505	17.7	(13,554)	(13.2)
Current Installments of Long-term Borrowings	1,113	32,033	6.0	41,746	7.2	(9,714)	(23.3)
Current Financial Liabilities	2	49	0.0	434	0.1	(385)	(88.7)
Accrued Expense & Other Current Liabilities	1,126	32,406	6.1	29,386	5.1	3,020	10.3
Machinery and Equipment Payable	473	13,632	2.5	15,042	2.6	(1,410)	(9.4)
Total Current Liabilities	5,803	167,071	31.2	189,114	32.6	(22,043)	(11.7)

Long-term Borrowings	3,461	99,629	18.6	103,144	17.8	(3,515)	(3.4)
Bonds Payable	915	26,352	4.9	7,000	1.2	19,352	276.5
Non Current Financial Liabilities	24	679	0.1	486	0.1	193	39.8
Other Long-term Liabilities	57	1,637	0.3	2	0.0	1,635	84026.9
Total Long-term Liabilities	4,456	128,297	24.0	110,631	19.1	17,665	16.0

Total Liabilities	10,259	295,367	55.2	299,745	51.7	(4,378)	(1.5)

SHAREHOLDERS' EQUITY
Common Stock	3,066	88,270	16.5	88,270	15.2	0	0.0
Capital Surplus	4,039	116,272	21.7	115,923	20.0	350	0.3
Retained Earnings	1,181	34,013	6.4	73,689	12.7	(39,676)	(53.8)
Cumulative Translation Adjustments	9	262	0.0	1,853	0.3	(1,591)	(85.8)
Unrealized Gain on Financial Products	16	456	0.1	394	0.1	62	15.6
Net loss not recognized as pension cost	(0)	(1)	0.0	0	0.0	(1)
Total Shareholders' Equity	8,311	239,273	44.8	280,130	48.3	(40,857)	(14.6)
Total Liabilities & Shareholders' Equity	18,570	534,640	100.0	579,874	100.0	(45,234)	(7.8)

Note:	(1)	Unaudited, prepared by AUO based on ROC GAAP
(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 28.79 per USD as of June 30, 2011

     AU OPTRONICS CORP.
UNCONSOLIDATED INCOME STATEMENT
For the Three Months Ended June 30, 2011 and 2010 and March 31, 2011
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison
	2Q 2011		% of	2Q 2010	YoY	2Q 2011		% of	1Q 2011	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %

Net Sales	3,244	93,393	100.0	121,924	(23.4)	3,244	93,393	100.0	88,290	5.8
Cost of Goods Sold	3,385	97,442	104.3	104,829	(7.0)	3,385	97,442	104.3	95,592	1.9
Gross Profit (Loss)	(141)	(4,049)	(4.3)	17,095		(141)	(4,049)	(4.3)	(7,303)	(44.6)

Operating Expenses	194	5,593	6.0	5,387	3.8	194	5,593	6.0	5,579	0.3
Operating Income (Loss)	(335)	(9,642)	(10.3)	11,708		(335)	(9,642)	(10.3)	(12,881)	(25.1)

Net Non-Operating Expenses	(71)	(2,042)	(2.2)	(313)	552.9	(71)	(2,042)	(2.2)	(1,960)	4.2

Income (Loss) before Income Tax	(406)	(11,685)	(12.5)	11,395		(406)	(11,685)	(12.5)	(14,841)	(21.3)

Income Tax benefit (Expense)	31	884	0.9	(438)		31	884	0.9	864	2.4
Net Income (Loss)	(375)	(10,801)	(11.6)	10,957		(375)	(10,801)	(11.6)	(13,978)	(22.7)

Basic Earnings Per Share	(0.04)	(1.22)		1.24		(0.04)	(1.22)		(1.58)
Basic Earnings Per ADR(3)	(0.42)	(12.24)		12.41		(0.42)	(12.24)		(15.83)
Weighted-Average Shares Outstanding ('M)		8,827		8,827			8,827		8,827

Note:	(1)	Unaudited, prepared by AUO based on ROC GAAP
(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 28.79 per USD as of June 30, 2011 (3) 1 ADR equals 10 common shares

     AU OPTRONICS CORP.
 UNCONSOLIDATED STATEMENT OF CASH FLOW
For the Period Ended June 30, 2011 and 2010
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	1H 2011		1H 2010
	USD	NTD	NTD
Cash Flow from Operating Activities:
Net Income (Loss)	(861)	(24,778)	18,060
Depreciation & Amortization	1,312	37,763	38,539
Investment Gain (Loss) under Equity Method	50	1,437	(1,394)
Changes in Working Capital	(467)	(13,441)	(17,759)
Changes in Others	(77)	(2,230)	404
Net Cash Provided(Used) by Operating Activities	(43)	(1,251)	37,850

Cash Flow from Investing Activities:
Acquisition of Property, Plant and Equipment	(610)	(17,555)	(26,886)
Proceeds from Disposal of Property, Plant and Equipment	5	153	903
Increase in Long-term Investments and AFS Investments	(79)	(2,274)	(8,156)
Proceeds from Disposal of Long-term Investments and AFS Investments	77	2,209	0
Increase in Restricted Cash in Banks	(0)	(1)	(30)
Increase in Deferred Assets and Intangible Assets	(11)	(321)	(421)
Increase(Decrease) in Other Assets	(5)	(132)	7
Net Cash Used in Investing Activities	(622)	(17,921)	(34,582)

Cash Flow from Financing Activities:
Increase in Guarantee Deposits	26	761	0
Increase in Long-term Borrowings and Bonds Payable	533	15,357	802
Net Cash Provided by Financing Activities	560	16,117	802

Effect of Exchange Rate Changes on Cash	(17)	(496)	625
Net Increase (Decrease) in Cash and Cash Equivalents	(123)	(3,550)	4,694
Cash and Cash Equivalents at Beginning of Period	1,822	52,460	57,114
Cash and Cash Equivalents at End of Period	1,699	48,911	61,808

Note:	(1)	Unaudited, prepared by AUO based on ROC GAAP
(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 28.79 per USD as of June 30, 2011